Exhibit 99.1

Instinct Bio Receives Nasdaq Notifications Regarding Minimum Bid Requirement and Minimum Market Value of Listed Securities and Publicly Held Shares

NEW YORK and TOKYO, September 15, 2026 - Instinct Bio Technical Company Holdings Inc. (Nasdaq Symbols: BIOT, BIOTW) (“Instinct Bio” or the “Company”) today announced that on September 9, 2026 and September 10, 2026 it received notifications from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), as described below.

On September 9, 2026, Nasdaq notified the Company that because the market value of the Company’s listed securities (“MVLS”) was below US$50,000,000 from July 28, 2026 through September 8, 2026, the Company no longer complies with the minimum requirement for continued listing on The Nasdaq Global Market under Nasdaq Listing Rules 5450(b)(2)(A) (the “MVLS Requirement”). Nasdaq also noted that the Company does not currently satisfy the requirements of Nasdaq Listing Rule 5450(b)(3)(A). The notification has no immediate effect on the listing or trading of the Company’s securities on Nasdaq. The Company was provided a compliance period of 180 calendar days, or until March 8, 2027, to regain compliance with the MVLS Requirement. To regain compliance, the Company’s MVLS must be US$50,000,000 or more for a minimum of ten consecutive business days at any time during the compliance period, although Nasdaq may, in its discretion, require compliance for a longer period, generally no more than 20 consecutive business days. If the Company does not regain compliance by the end of the compliance period, Nasdaq will provide written notification that the Company’s securities are subject to delisting, at which time the Company may appeal Nasdaq’s determination to a hearings panel. Alternatively, the Company may consider applying to transfer its securities to The Nasdaq Capital Market, provided that it satisfies the applicable continued listing requirements of The Nasdaq Capital Market.

On September 10, 2026, Nasdaq notified the Company that because the market value of the Company’s publicly held shares (“MVPHS”) was below US$15,000,000 from July 29, 2026 through September 9, 2026, the Company no longer complies with the minimum requirement for continued listing on The Nasdaq Global Market under Nasdaq Listing Rules 5450(b)(2)(C) or 5450(b)(3)(C) (the “MVPHS Requirement”). The notification has no immediate effect on the listing or trading of the Company’s securities on Nasdaq. The Company was provided a compliance period of 180 calendar days, or until March 9, 2027, to regain compliance with the MVPHS Requirement. To regain compliance, the Company’s MVPHS must be US$15,000,000 or more for a minimum of ten consecutive business days at any time during the compliance period, although Nasdaq may, in its discretion, require compliance for a longer period, generally no more than 20 consecutive business days. If the Company does not regain compliance by the end of the compliance period, Nasdaq will provide written notification that the Company’s securities are subject to delisting, at which time the Company may appeal Nasdaq’s determination to a hearings panel. Alternatively, the Company may consider applying to transfer its securities to The Nasdaq Capital Market, provided that it satisfies the applicable continued listing requirements of The Nasdaq Capital Market.

Also on September 10, 2026, Nasdaq notified the Company that because the minimum bid price of the Company’s ordinary shares was below US$1.00 per share from July 29, 2026 through September 9, 2026, the Company no longer complies with the minimum requirement for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1) (“Bid Price Requirement”). The notification has no immediate effect on the listing or trading of the Company’s securities on Nasdaq. The Company was provided a compliance period of 180 calendar days, or until

March 9, 2027, to regain compliance with the Bid Price Requirement. To regain compliance, the Company’s ordinary shares must maintain a closing bid price of at least US$1.00 per share for a minimum of 10 consecutive business days, although Nasdaq may, in its discretion, require compliance for a longer period, generally no more than 20 consecutive business days. If the Company does not regain compliance with the Bid Price Requirement by the end of the compliance period, the Company may be eligible for an additional compliance period. To qualify for this additional time, the Company will be required to submit a transfer application to transfer its securities to The Nasdaq Capital Market, and meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq Capital Market, with the exception of the minimum bid price requirement, and to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse share split if necessary. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide written notification that the Company’s securities are subject to delisting, at which time the Company may appeal Nasdaq’s determination to a hearings panel.

The Company is evaluating the options available to regain compliance with the MVLS Requirement, the MVPHS Requirement, and the Bid Price Requirement to remain listed on Nasdaq. There is no guarantee that the Company will successfully regain or maintain compliance with other continued listing requirements throughout the remediation window or otherwise.

About Instinct Bio

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC. (Nasdaq: BIOT) is a biotechnology company focused on regenerative medicine, wellness-related technologies, and therapeutic platform development. Website: https://instinct-biot.com/

Forward-Looking Statements

This press release contains forward-looking statements that are within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These forward-looking statements reflect the Company’s current expectations about its future plans and performance and are based on current expectations, assumptions and assessments of the Company’s management in light of its experience and perception of historical trends, current conditions, expected future developments. These forward-looking statements include, but are not limited to, statements regarding the Company’s ability to regain compliance with the MVLS Requirement, MVPHS Requirement, and Bid Price Requirement, the timing and potential effectiveness of any actions the Company may undertake to cure such deficiencies, and other statements that are not historical facts. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others, the Company’s ability to meet Nasdaq’s continued listing requirements, market conditions, and other factors beyond the Company’s control, and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Actual results may differ materially, and readers are cautioned not to place undue reliance on these statements, which speak only as of the date hereof. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements.

Contact Information

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC.

Email: ir@instinct-bro.com

Website: https://instinct-biot.com/